May 29, 2025

Chris Edwards and Joe McCann

US Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Re: Aibotics, Inc.

Amendment No. 1 to the Offering Statement on Form 1-A Filed May 7, 2025

File No. 024-12597

Ladies and Gentlemen:

This letter is being submitted on behalf of Aibotics, Inc. (the “Company”) in response to the comment letter, dated May 20, 2025, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Offering Statement on Form1-A filed on May 7, 2025 (the “Offering Statement”).

Amendment No. 1 to the Offering Statement on Form 1-A Use of Proceeds, page 16

1.Please revise the Use of Proceeds table so that it reflects the amount that could be received at the various levels of funding. Currently, the total of the amounts allotted to the individual uses listed in the table exceeds the total amount that could be raised in the offering.

Response: The Offering Statement has been amended per the Staff’s comment and the Use of Proceeds table has been revised to reflect the amount that could be received at the various levels of funding.

Business, page 26

2.Please revise this section and throughout the Offering Statement to make clear the status and current plans for the Company's business operations. In this regard, the Summary section indicates that the Company's business involves the use of AI and robotics to develop innovative solutions to address real-world challenges; however, the Business section indicates that you are pursuing the development of pharmaceutical grade components for psychedelic based treatments. As applicable, disclose when the company ceased any material business operations.

AIBotics Inc.

May 29, 2025

Response: The business overview section on page 26 as well as the rest of the offering Statement has been amended so that the current business plans for the Company’s business operations is consistently stated as follows: “AIBotics leverages AI and robotics to develop innovative solutions that address real-world challenges. Its flagship products include the Phill Robot™, an AI-powered massage robot that delivers spa-quality care with IoT integration, and Milkyway, a smart refrigerator that simplifies breast milk storage with automated organization and app connectivity”.

Executive Compensation, page 32

3.Please update your executive compensation table for the fiscal year ended December 31, 2024. Refer to Item 11(a) of Part II of Form 1-A.

Response: The executive compensation table has been updated for the fiscal year ended December 31, 2024.

Should you have any questions regarding the foregoing, please do not hesitate to contact Jonathan Leinwand at (954) 903-7856.

Very Truly Yours,
JONATHAN D. LEINWAND, P.A.

By:
Jonathan Leinwand, Esq.

JONATHAN D. LEINWAND, P.A.

18305 Biscayne Blvd. • Suite 200 • Aventura, FL 33160 • Tel: (954) 903-7856 • Fax: (954) 252-4265

www.jdlpa.com